Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports First Quarter of 2024 Unaudited Financial Results

•	A total of 9,817 hotels or 955,657 hotel rooms in operation as of March 31, 2024.

•	Hotel turnover[1] increased 21.1% year-over-year to RMB19.7 billion in the first quarter of 2024. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 21.6% year-over-year in the first quarter of 2024. Hotel turnover from the Legacy-DH segment increased 15.5% in the first quarter of 2024.

•	Revenue increased 17.8% year-over-year to RMB5.3 billion (US$731 million)[2] in the first quarter of 2024, surpassing the revenue guidance previously announced of a 12% to 16% increase compared to the first quarter of 2023. Revenue from the Legacy-Huazhu segment in the first quarter of 2024 was RMB4.2 billion, which increased 18.1% year-over-year, exceeding the revenue guidance previously announced of an 11% to 15% increase. Revenue from the Legacy-DH segment in the first quarter of 2024 was RMB1.0 billion, which increased 16.6% year-over-year.

•	Net income attributable to H World Group Limited was RMB659 million (US$91 million) in the first quarter of 2024, compared with RMB990 million in the first quarter of 2023 and RMB743 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB833 million in the first quarter of 2024, compared with RMB1.2 billion in the first quarter of 2023 and RMB827 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-DH segment was RMB174 million in the first quarter of 2024, compared with RMB165 million in the first quarter of 2023 and RMB84 million in the previous quarter.

•	EBITDA (non-GAAP) in the first quarter of 2024 was RMB1.3 billion (US$181 million), compared with RMB1.6 billion in the first quarter of 2023 and RMB1.4 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB1.4 billion (US$197 million) in the first quarter of 2024, compared with RMB1.0 billion in the first quarter of 2023 and RMB1.1 billion in the previous quarter.

•	Adjusted EBITDA is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.5 billion in the first quarter of 2024, compared with RMB1.1 billion in the first quarter of 2023 and RMB1.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was a loss of RMB66 million in the first quarter of 2024, compared with a loss of RMB98 million in the first quarter of 2023 and a loss of RMB6 million in the previous quarter.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2203 on March 29, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	For the second quarter of 2024, H World expects its revenue growth to be in the range of 7%-11% compared to the second quarter of 2023 or in the range of 7%-11% excluding DH.

Singapore/Shanghai, China, May 17, 2024 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the first quarter ended March 31, 2024.

As of March 31, 2024, H World’s worldwide hotel network in operation totaled 9,817 hotels and 955,657 rooms, including 9,684 hotels from Legacy-Huazhu and 133 hotels from DH. During the first quarter of 2024, our Legacy-Huazhu business opened 569 hotels, including 2 leased and owned hotels, and 567 manachised and franchised hotels, and closed a total of 148 hotels, including 11 leased and owned hotels, and 137 manachised and franchised hotels. As of March 31, 2024, H World had a total of 3,172 unopened hotels in the pipeline, including 3,138 hotels from the Legacy-Huazhu business and 34 hotels from the Legacy-DH business.

Legacy-Huazhu – First Quarter of 2024 Operational Highlights

As of March 31, 2024, Legacy-Huazhu had 9,684 hotels in operation, including 598 leased and owned hotels, and 9,086 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 928,509 hotel rooms in operation, including 85,416 rooms under the lease and ownership model, and 843,093 rooms under the manachise and franchise models. Legacy-Huazhu also had 3,138 unopened hotels in its pipeline, including 10 leased and owned hotels, and 3,128 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

• The ADR was RMB280 in the first quarter of 2024, compared with RMB277 in the first quarter of 2023 and RMB284 in the previous quarter.

• The occupancy rate for all the Legacy-Huazhu hotels in operation was 77.2% in the first quarter of 2024, compared with 75.6% in the first quarter of 2023 and 80.5% in the previous quarter.

• Blended RevPAR was RMB216 in the first quarter of 2024, compared with RMB210 in the first quarter of 2023 and RMB229 in the previous quarter.

• For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB218 in the first quarter of 2024, representing a 0.9% increase from RMB216 in the first quarter of 2023, with a 0.6% decrease in same-hotel ADR and a 1.1 percentage-point increase in same-hotel occupancy rate.

Legacy-DH – First Quarter of 2024 Operational Highlights

As of March 31, 2024, Legacy-DH had 133 hotels in operation, including 84 leased hotels, and 49 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 27,148 hotel rooms in operation, including 16,369 rooms under the lease model, and 10,779 rooms under the manachise and franchise models. Legacy-DH also had 34 unopened hotels in the pipeline, including 19 leased hotels and 15 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR104 in the first quarter of 2024, compared with EUR104 in the first quarter of 2023 and EUR115 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 55.8% in the first quarter of 2024, compared with 53.5% in the first quarter of 2023 and 63.8% in the previous quarter.

• Blended RevPAR was EUR58 in the first quarter of 2024, compared with EUR55 in the first quarter of 2023 and EUR73 in the previous quarter.

Jin Hui, CEO of H World commented: “We are pleased to report a strong first quarter result with revenue exceeding our expectation. In the first quarter of 2024, our Legacy-Huazhu’s blended RevPAR achieved a 3.1% growth year-over-year. In terms of network expansion, we continuously gain attractiveness, with both gross openings and pipeline reaching a record high in the first quarter of 2024. Looking ahead, the near-term RevPAR performance might see some fluctuations due to strong pent-up demand last year. However, our confidence in the long-term growth of China lodging marketplace remains unchanged. We believe that our ‘Service Excellence-Centric Sustainable Quality Growth Strategy’ will help us not only to further expand our network with high quality, but also to improve our customers’ satisfaction, and hence to gain a stronger competitive edge.”

“Regarding our business outside China, our Legacy-DH segment recorded a 4.5% year-over-year blended RevPAR increase in the first quarter of 2024, with a 0.2% increase in ADR and a 2.3 percentage-point increase in occupancy rate. We will continue to focus on cost reduction and efficiency improvement to achieve better profitability. Also, we aim to transform our Legacy-DH business to a more asset-light model, strengthen direct sales via our H Rewards global loyalty program, and seek growth opportunities in new regions outside of Europe.”

First Quarter of 2024 Unaudited Financial Results

(RMB in millions)	Q1 2023	Q4 2023	Q1 2024
Revenue:
Leased and owned hotels	2,874	3,453	3,099
Manachised and franchised hotels	1,554	2,016	2,063
Others	52	116	116
Total revenue	4,480	5,585	5,278

Revenue in the first quarter of 2024 was RMB5.3 billion (US$731 million), representing a 17.8% year-over-year increase and a quarter-over-quarter decrease of 5.5% due to seasonality effects. Revenue from the Legacy-Huazhu segment in the first quarter of 2024 was RMB4.2 billion, representing an 18.1% year-over-year increase and a 3.2% quarter-over-quarter decline. The 18.1% year-over-year increase exceeds the previously announced revenue guidance of an 11% to 15% increase, which was mainly driven by higher-than-expected hotel openings. Revenue from the Legacy-DH segment in the first quarter of 2024 was RMB1.0 billion, representing a 16.6% year-over-year increase and a 14.0% quarter-over-quarter decline.

Revenue from leased and owned hotels in the first quarter of 2024 was RMB3.1 billion (US$429 million), representing a 7.8% year-over-year increase and a 10.3% quarter-over-quarter decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the first quarter of 2024 was RMB2.1 billion, representing a 4.6% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the first quarter of 2024 was RMB987 million, representing a 15.6% year-over-year increase.

Revenue from manachised and franchised hotels in the first quarter of 2024 was RMB2.1 billion (US$286 million), representing a 32.8% year-over-year increase and a 2.3% quarter-over-quarter increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the first quarter of 2024 was RMB2.0 billion, representing a 32.9% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the first quarter of 2024 was RMB21 million, representing a 16.7% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products, and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB116 million (US$16 million) in the first quarter of 2024, compared to RMB52 million in the first quarter of 2023 and RMB116 million in the previous quarter.

(RMB in millions)	Q1 2023	Q4 2023	Q1 2024
Operating costs and expenses:
Hotel operating costs	(3,250)	(3,996)	(3,565)
Other operating costs	(11)	(10)	(9)
Selling and marketing expenses	(195)	(326)	(260)
General and administrative expenses	(425)	(644)	(509)
Pre-opening expenses	(9)	(3)	(8)
Total operating costs and expenses	(3,890)	(4,979)	(4,351)

Hotel operating costs in the first quarter of 2024 were RMB3.6 billion (US$494 million), compared to RMB3.3 billion in the first quarter of 2023 and RMB4.0 billion in the previous quarter. The year-over-year cost increase was mainly due to our hotel network expansion as well as reduced rental reliefs with leased hotels. The quarter-over-quarter cost decrease was mainly attributable to an impairment loss of RMB362 million booked for property and equipment and right-of-use assets in the fourth quarter of 2023, compared to no impairment loss booked in the first quarter of 2024. Hotel operating costs from the Legacy-Huazhu segment in the first quarter of 2024 were RMB2.6 billion, which represented 61.6% of revenue, compared to RMB2.4 billion or 66.3% of the revenue in the first quarter of 2023, and RMB2.9 billion or 67.0% of revenue for the previous quarter. Hotel operating costs from the Legacy-DH segment in the first quarter of 2024 were RMB950 million, which represented 92.0% of revenue, compared to RMB867 million or 97.9% of revenue in the first quarter of 2023, and RMB1.1 billion or 88.2% of revenue for the previous quarter.

Selling and marketing expenses in the first quarter of 2024 were RMB260 million (US$36 million), compared to RMB195 million in the first quarter of 2023 and RMB326 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the first quarter of 2024 were RMB159 million, which represented 3.7% of revenue, compared to RMB117 million or 3.3% of revenue in the first quarter of 2023, and RMB202 million or 4.6% of revenue in the previous quarter. The year-over-year expense increase was mainly due to continued business growth and a return to a more-normal level of selling and marketing expenses spending from the relatively low base of the same period of last year. Selling and marketing expenses from the Legacy-DH segment in the first quarter of 2024 were RMB101 million, which represented 9.8% of revenue, compared to RMB78 million or 8.8% of revenue in the first quarter of 2023, and RMB124 million or 10.3% of revenue in the previous quarter.

General and administrative expenses in the first quarter of 2024 were RMB509 million (US$70 million), compared to RMB425 million in the first quarter of 2023 and RMB644 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the first quarter of 2024 were RMB395 million, which represented 9.3% of revenue, compared to RMB312 million or 8.7% in the first quarter of 2023 and RMB484 million or 11.0% for the previous quarter. The year-over-year expense increase was mainly due to a return to a more-normal level of headcount number and compensation increase from the relatively low base of the same period of 2023. General and administrative expenses from the Legacy-DH segment in the first quarter of 2024 were RMB114 million, which represented 11.0% of revenue, compared to RMB113 million or 12.8% in the first quarter of 2023 and RMB160 million or 13.3% for the previous quarter.

Pre-opening expenses in the first quarter of 2024 were primarily related to the Legacy-Huazhu segment and totaled RMB8 million, compared to RMB9 million in the first quarter of 2023 and RMB3 million in the previous quarter. The pre-opening expenses remained at a low level, which was attributable to more selective openings of leased and owned hotels.

Other operating income, net in the first quarter of 2024 was RMB76 million (US$10 million), compared to RMB74 million in the first quarter of 2023 and RMB155 million in the previous quarter.

Income from operations in the first quarter of 2024 was RMB1.0 billion (US$139 million), compared to RMB664 million in the first quarter of 2023 and RMB757 million in the previous quarter. Income from operations from the Legacy-Huazhu segment in the first quarter of 2024 was RMB1.1 billion, compared to RMB822 million in the first quarter of 2023 and RMB821 million in the previous quarter. The Legacy-DH segment had a loss from operations of RMB128 million in the first quarter of 2024, compared to RMB158 million in the first quarter of 2023 and RMB64 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenue, was 19.0% in the first quarter of 2024, compared with 14.8% in the first quarter of 2023 and 13.6% for the previous quarter. The margin improvement was mainly due to higher revenue contribution from manachised and franchised business. This was in line with our asset-light expansion strategy. Operating margin from the Legacy-Huazhu segment in the first quarter of 2024 was 26.6%, compared with 22.9% in the first quarter of 2023 and 18.7% in the previous quarter. Operating margin from the Legacy-DH segment in the first quarter of 2024 was a negative 12.4%, compared with a negative 17.8% in the first quarter of 2023 and a negative 5.3% in the previous quarter.

Other income, net in the first quarter of 2024 was RMB40 million (US$6 million), compared to RMB514 million in the first quarter of 2023 and RMB2 million for the previous quarter. The year-over-year decrease was mainly due to the sale of the remainder of the Company’s holdings of Accor shares during the first quarter of 2023.

Gain from fair value changes of equity securities in the first quarter of 2024 were RMB38 million (US$5 million), compared to RMB13 million in the first quarter of 2023, and RMB124 million in the previous quarter. Gain (loss) from fair value changes of equity securities mainly represents the unrealized gain (loss) from our investment in equity securities with readily determinable fair values.

Income tax expense in the first quarter of 2024 was RMB279 million (US$39 million), compared to RMB194 million in the first quarter of 2023 and RMB281 million in the previous quarter.

Net income attributable to H World Group Limited in the first quarter of 2024 was RMB659 million (US$91 million), compared with RMB990 million in the first quarter of 2023 and RMB743 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB833 million in the first quarter of 2024, compared with RMB1.2 billion in the first quarter of 2023 and RMB827 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-DH segment was RMB174 million in the first quarter of 2024, compared with RMB165 million in the first quarter of 2023 and RMB84 million in the previous quarter.

EBITDA (non-GAAP) in the first quarter of 2024 was RMB1.3 billion (US$181 million), compared with RMB1.6 billion in the first quarter of 2023 and RMB1.4 billion in the previous quarter.

Adjusted EBITDA, which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB1.4 billion (US$197 million) in the first quarter of 2024, compared with RMB1.0 million in the first quarter of 2023 and RMB1.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.5 billion in the first quarter of 2024, compared with RMB1.1 billion in the first quarter of 2023 and RMB1.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was a loss of RMB66 million in the first quarter of 2024, compared with a loss of RMB98 million in the first quarter of 2023 and a loss of RMB6 million in the previous quarter. To better reflect the profitability of our core business, we have redefined the non-GAAP measure of adjusted EBITDA, and therefore the above adjusted EBITDA in the first and fourth quarter of 2023 has been restated.

Cash flow. Operating cash inflow in the first quarter of 2024 was RMB886 million (US$123 million). Investing cash inflow in the first quarter of 2024 was RMB348 million (US$48 million). Financing cash outflow in the first quarter of 2024 was RMB2.3 billion (US$313 million).

Cash, cash equivalents and restricted cash. As of March 31, 2024, the Company had a total balance of cash and cash equivalents of RMB5.9 billion (US$818 million) and restricted cash of RMB755 million (US$105 million).

Debt financing. As of March 31, 2024, the Company had a total debt and net cash balance of RMB5.7 billion (US$796 million) and RMB915 million (US$127 million), respectively; the unutilized credit facility available to the Company was RMB2.4 billion.

Guidance

For the second quarter of 2024, H World expects its revenue growth to be in the range of 7%-11% compared to the second quarter of 2023, or in the range of 7%-11% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Sunday, May 19, 2024 (9 a.m. Hong Kong time on Monday, May 20, 2024) following the announcement.

To join by phone, all participants must pre-register for this conference call using the Participant Registration link of https://register.vevent.com/register/BI09049d430bb54c5eb1c1a1b9e153b589. Upon registration, each participant will receive details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/4qzbkdyj or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference call at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2024, H World operated 9,817 hotels with 955,657 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2024, H World operates 11 percent of its hotel rooms under the lease and ownership model, and 89 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	March 31, 2024
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	6,946	5,909	818
Restricted cash	764	755	105
Short-term investments	2,189	1,657	229
Accounts receivable, net	755	812	112
Loan receivables - current, net	184	185	26
Amounts due from related parties, current	210	191	26
Inventories	59	56	8
Other current assets, net	949	933	129
Total current assets	12,056	10,498	1,453

Property and equipment, net	6,097	6,002	831
Intangible assets, net	5,280	5,188	719
Operating lease right-of-use assets	25,658	25,532	3,536
Finance lease right-of-use assets	2,171	2,071	287
Land use rights, net	181	179	25
Long-term investments	2,564	2,552	354
Goodwill	5,318	5,265	729
Amounts due from related parties, non-current	25	25	3
Loan receivables, net	163	176	24
Other assets, net	663	664	92
Deferred tax assets	1,043	1,036	144
Assets held for sale	2,313	2,256	312
Total assets	63,532	61,444	8,509

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	4,049	4,104	568
Accounts payable	1,019	900	125
Amounts due to related parties	77	81	11
Salary and welfare payables	1,067	756	105
Deferred revenue	1,637	1,674	232
Operating lease liabilities, current	3,609	3,588	497
Finance lease liabilities, current	45	45	6
Accrued expenses and other current liabilities	3,261	3,345	463
Dividends payable	2,085	-	-
Income tax payable	562	553	77
Total current liabilities	17,411	15,046	2,084

Long-term debt	1,265	1,645	228
Operating lease liabilities, non-current	24,215	24,117	3,340
Finance lease liabilities, non-current	2,697	2,594	359
Deferred revenue	1,072	1,126	156
Other long-term liabilities	1,118	1,145	159
Deferred tax liabilities	845	838	116

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2203 on March 29, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	March 31, 2024
	RMB	RMB	US$[3]
	(in millions)
Retirement benefit obligations	124	121	17
Liabilities held for sale	2,536	2,414	334
Total liabilities	51,283	49,046	6,793

Equity:
Ordinary shares	0	0	0
Treasury shares	(906)	(1,441)	(200)
Additional paid-in capital	11,861	11,909	1,649
Retained earnings	794	1,453	201
Accumulated other comprehensive income	386	355	49
Total H World Group Limited shareholders' equity	12,135	12,276	1,699
Noncontrolling interest	114	122	17
Total equity	12,249	12,398	1,716
Total liabilities and equity	63,532	61,444	8,509

H World Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,874	3,453	3,099	429
Manachised and franchised hotels	1,554	2,016	2,063	286
Others	52	116	116	16
Total revenue	4,480	5,585	5,278	731

Operating costs and expenses:
Hotel operating costs:
Rents	(1,051)	(1,033)	(1,086)	(150)
Utilities	(204)	(160)	(192)	(27)
Personnel costs	(1,036)	(1,331)	(1,225)	(170)
Depreciation and amortization	(346)	(320)	(319)	(44)
Consumables, food and beverage	(278)	(361)	(293)	(41)
Others	(335)	(791)	(450)	(62)
Total hotel operating costs	(3,250)	(3,996)	(3,565)	(494)
Other operating costs	(11)	(10)	(9)	(1)
Selling and marketing expenses	(195)	(326)	(260)	(36)
General and administrative expenses	(425)	(644)	(509)	(70)
Pre-opening expenses	(9)	(3)	(8)	(1)
Total operating costs and expenses	(3,890)	(4,979)	(4,351)	(602)
Goodwill impairment loss	-	(4)	-	-
Other operating income (expense), net	74	155	76	10
Income (loss) from operations	664	757	1,003	139
Interest income	44	85	51	7
Interest expense	(130)	(76)	(83)	(11)
Other income (expense), net	514	2	40	6
Gain (loss) from fair value changes of equity securities	13	124	38	5
Foreign exchange gain (loss)	104	140	(92)	(13)
Income (loss) before income taxes	1,209	1,032	957	133
Income tax (expense) benefit	(194)	(281)	(279)	(39)
Income (Loss) from equity method investments	(15)	(8)	(11)	(2)
Net income (loss)	1,000	743	667	92
Net (income) loss attributable to noncontrolling interest	(10)	(0)	(8)	(1)
Net income (loss) attributable to H World Group Limited	990	743	659	91

Gain (loss) arising from defined benefit plan, net of tax	-	(9)	-	-
Gain (loss) from fair value changes of debt securities, net of tax	-	(31)	-	-
Foreign currency translation adjustments, net of tax	39	(23)	(31)	(4)
Comprehensive income (loss)	1,039	680	636	88
Comprehensive (income) loss attributable to noncontrolling interest	(10)	(0)	(8)	(1)
Comprehensive income (loss) attributable to H World Group Limited	1,029	680	628	87

Earnings (Losses) per share:
Basic	0.31	0.23	0.21	0.03
Diluted	0.30	0.23	0.21	0.03

Earnings (Losses) per ADS:
Basic	3.12	2.33	2.10	0.29
Diluted	3.05	2.31	2.08	0.29

Weighted average number of shares used in computation:
Basic	3,174,229,716	3,182,802,226	3,139,466,152	3,139,466,152
Diluted	3,343,723,364	3,217,737,686	3,172,770,493	3,172,770,493

H World Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,000	743	667	92

Share-based compensation	27	38	58	8
Depreciation and amortization, and other	385	346	345	48
Impairment loss	-	430	-	-
Loss (income) from equity method investments, net of dividends	15	8	11	2
Investment (income) loss and foreign exchange (gain) loss	(544)	(452)	29	4
Changes in operating assets and liabilities	1,020	1,359	(230)	(32)
Other	(59)	(61)	6	1
Net cash provided by (used in) operating activities	1,844	2,411	886	123

Investing activities:
Capital expenditures	(222)	(313)	(281)	(39)
Acquisitions, net of cash received	-	(0)	-	-
Purchase of investments	(1)	(700)	(254)	(35)
Proceeds from maturity/sale and return of investments	2,200	771	842	117
Loan advances	(34)	(140)	(52)	(7)
Loan collections	34	36	38	5
Other	4	69	55	7
Net cash provided by (used in) investing activities	1,981	(277)	348	48

Financing activities:
Net proceeds from issuance of ordinary shares	1,973	-	-	-
Payment of share repurchase	-	(848)	(544)	(75)
Proceeds from debt	428	370	536	74
Repayment of debt	(889)	(204)	(137)	(19)
Dividend paid	-	-	(2,091)	(290)
Other	(50)	(62)	(22)	(3)
Net cash provided by (used in) financing activities	1,462	(744)	(2,258)	(313)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21)	41	(17)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	5,266	1,431	(1,041)	(144)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	-	17	5	1
Cash, cash equivalents and restricted cash at the beginning of the period	5,086	6,296	7,710	1,068
Cash, cash equivalents and restricted cash at the end of the period	10,352	7,710	6,664	923

H World Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	990	743	659	91
Share-based compensation expenses	27	38	58	8
(Gain) loss from fair value changes of equity securities	(13)	(124)	(38)	(5)
Foreign exchange (gain) loss, net	(104)	(140)	92	13
(Gain) loss on disposal of investments	(516)	-	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	384	517	771	107

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.12	0.16	0.25	0.03
Diluted	0.12	0.16	0.24	0.03

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	1.21	1.62	2.46	0.34
Diluted	1.19	1.61	2.43	0.34

Weighted average number of shares used in computation
Basic	3,174,229,716	3,182,802,226	3,139,466,152	3,139,466,152
Diluted	3,223,122,364	3,217,737,686	3,172,770,493	3,172,770,493

	Quarter Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	990	743	659	91
Interest income	(44)	(85)	(51)	(7)
Interest expense	130	76	83	11
Income tax expense	194	281	279	39
Depreciation and amortization	367	341	339	47
EBITDA (non-GAAP)	1,637	1,356	1,309	181
Share-based compensation	27	38	58	8
(Gain) loss from fair value changes of equity securities	(13)	(124)	(38)	(5)
Foreign exchange (gain) loss, net	(104)	(140)	92	13
(Gain) loss on disposal of investments	(516)	-	-	-
Adjusted EBITDA (non-GAAP)	1,031	1,130	1,421	197

H World Group Limited
Segment Financial Summary

	Quarter Ended March 31, 2023		Quarter Ended December 31, 2023		Quarter Ended March 31, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	2,020	854	2,288	1,165	2,112	987
Manachised and franchised hotels	1,536	18	1,992	24	2,042	21
Others	38	14	104	12	91	25
Revenue	3,594	886	4,384	1,201	4,245	1,033

Depreciation and amortization	304	63	282	59	280	59
Adjusted EBITDA	1,129	(98)	1,136	(6)	1,487	(66)

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2024	Closed (2) in Q1 2024	Net added in Q1 2024	As of March 31, 2024	As of March 31, 2024
Leased and owned hotels	2	(11)	(9)	598	85,416
Manachised and franchised hotels	567	(137)	430	9,086	843,093
Total	569	(148)	421	9,684	928,509

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2024, we temporarily closed 12 hotels for brand upgrade and business model change purposes.

	As of March 31, 2024
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,102	1,171
Leased and owned hotels	321	1
Manachised and franchised hotels	4,781	1,170
Midscale, upper-midscale hotels and others	4,582	1,967
Leased and owned hotels	277	9
Manachised and franchised hotels	4,305	1,958
Total	9,684	3,138

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2023	2023	2024	change
Average daily room rate (in RMB)
Leased and owned hotels	337	356	346	2.5%
Manachised and franchised hotels	269	276	272	1.3%
Blended	277	284	280	1.0%
Occupancy rate (as a percentage)
Leased and owned hotels	76.3%	83.7%	81.0%	+4.7 p.p.
Manachised and franchised hotels	75.5%	80.1%	76.8%	+1.3 p.p.
Blended	75.6%	80.5%	77.2%	+1.6 p.p.
RevPAR (in RMB)
Leased and owned hotels	257	298	280	8.8%
Manachised and franchised hotels	203	221	209	3.0%
Blended	210	229	216	3.1%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2023	2024	2023	2024		2023	2024		2023	2024	(p.p.)
Economy hotels	3,732	3,732	166	167	0.7%	211	210	-0.6%	78.6%	79.6%	+1.0
Leased and owned hotels	309	309	192	203	6.0%	242	245	1.0%	79.0%	82.9%	+3.9
Manachised and franchised hotels	3,423	3,423	162	162	-0.2%	207	205	-0.9%	78.5%	79.1%	+0.6
Midscale, upper-midscale hotels and others	3,067	3,067	261	264	1.0%	345	343	-0.7%	75.6%	76.9%	+1.3
Leased and owned hotels	255	255	322	342	6.3%	427	428	0.2%	75.3%	79.8%	+4.6
Manachised and franchised hotels	2,812	2,812	253	253	0.1%	334	331	-1.0%	75.7%	76.5%	+0.9
Total	6,799	6,799	216	218	0.9%	280	279	-0.6%	77.0%	78.2%	+1.1

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2024	Closed in Q1 2024	Net added in Q1 2024	As of March 31, 2024 (4)	As of March 31, 2024	As of March 31, 2024
Leased hotels	2	(2)	-	84	16,369	19
Manachised and franchised hotels	3	(1)	2	49	10,779	15
Total	5	(3)	2	133	27,148	34

(3)       Legacy-DH refers to DH.

(4)       As of March 31, 2024, a total of 3 hotels were temporarily closed due to repair work.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2023	2023	2024	change
Average daily room rate (in EUR)
Leased hotels	108	118	110	1.6%
Manachised and franchised hotels	97	111	95	-2.3%
Blended	104	115	104	0.2%
Occupancy rate (as a percentage)
Leased hotels	53.0%	64.7%	55.4%	+2.4 p.p.
Manachised and franchised hotels	54.1%	62.6%	56.4%	+2.3 p.p.
Blended	53.5%	63.8%	55.8%	+2.3 p.p.
RevPAR (in EUR)
Leased hotels	57	76	61	6.1%
Manachised and franchised hotels	53	69	54	1.8%
Blended	55	73	58	4.5%

Hotel Portfolio by Brand

	As of March 31, 2024
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	5,118	420,702	1,185
HanTing Hotel	3,744	329,477	785
Hi Inn	482	25,014	198
Ni Hao Hotel	310	23,115	177
Elan Hotel	339	18,193	-
Ibis Hotel	227	22,992	11
Zleep Hotels	16	1,911	14
Midscale hotels	3,787	404,544	1,466
Ibis Styles Hotel	106	10,611	23
Starway Hotel	686	56,525	200
JI Hotel	2,310	264,944	926
Orange Hotel	685	72,464	317
Upper midscale hotels	747	103,786	439
Crystal Orange Hotel	191	24,478	137
CitiGO Hotel	35	5,308	5
Manxin Hotel	142	12,962	82
Madison Hotel	100	12,283	71
Mercure Hotel	175	28,032	55
Novotel Hotel	27	6,181	10
IntercityHotel(5)	68	12,984	77
MAXX(6)	9	1,558	2
Upscale hotels	139	21,001	75
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	66	2,955	63
Grand Mercure Hotel	9	1,806	1
Steigenberger Hotels & Resorts(7)	54	14,419	10
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	2
Song Hotels	7	513	-
Others	10	3,264	5
Other hotels(9)	10	3,264	5
Total	9,817	955,657	3,172

(5)	As of March 31, 2024, 12 operational hotels and 69 pipeline hotels of IntercityHotel were in China.

(6)	As of March 31, 2024, 4 operational hotels and 1 pipeline hotel of MAXX were in China.

(7)	As of March 31, 2024, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of March 31, 2024, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).